Exhibit 99.1

NOTICE

Notice is hereby given that the Eighteenth Annual General Meeting of the Members of Rediff.com India Limited will be held on Monday, September 30, 2013, at 10.00 a.m. (IST) at the Registered Office of the Company situated at First Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400016, to transact the following business:

ORDINARY BUSINESS

1.	To receive, consider and adopt the Audited Balance Sheet as at March 31, 2013 and Profit & Loss Account for the year ended as on that date and the reports of the Auditors and Directors’ thereon.

2.	To appoint a Director in place of Mr. Sunil Phatarphekar, Director retiring by rotation and being eligible, offers himself for reappointment.

3.	To appoint a Director in place of Mr. Sridar Iyengar, Director retiring by rotation and being eligible, offers himself for reappointment.

4.	To appoint Auditors and fix their remuneration by passing the following resolution as an Ordinary Resolution with or without modification(s);

“RESOLVED that M/s Deloitte Haskins & Sells, Chartered Accountants (Reg. no. 117366W), Mumbai be and are hereby re-appointed as Statutory Auditors of Rediff.com India Limited and to hold office from the conclusion of this Annual General Meeting till the conclusion of the next Annual General Meeting at a remuneration to be decided by the Board of Directors/Audit Committee of the Directors of the Company.”

SPECIAL BUSINESS

5.	To consider and if thought fit, to pass with or without modification, the following resolution as Ordinary resolutions:

“RESOLVED THAT pursuant to the provisions of Section 269 read with Schedule XIII and any other applicable provisions of the Companies Act, 1956, including any statutory modification or re- enactment thereof, the approval of the members be and is hereby accorded for the re-appointment of Mr. Ajit Balakrishnan as the Managing Director of the Company for a period of 5 years commencing from 22nd August, 2013 on the same terms and conditions as set out in the draft agreement the details of which are specified in the Explanatory Statement annexed to the Notice convening this meeting.

“RESOLVED FURTHER THAT the Board of Directors and the Company Secretary be and are hereby authorized to do all such acts, deeds and things, to execute all such documents, instruments and writings as may be required and to take all such steps as may be necessary, proper and expedient to give effect to the aforesaid resolution.”

By Order of the Board
For Rediff.com India Limited

Place: Mumbai	/s/ Jyoti Ravi Sachdeva
Date: September 5, 2013	Company Secretary and
Head Legal & Govt. affairs

NOTES:

A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/HERSELF AND SUCH A PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES TO BE EFFECTIVE MUST BE RECEIVED BY THE COMPANY NOT LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE ANNUAL GENERAL MEETING.

The relative Explanatory Statement pursuant to the provisions of Section 173 of the Companies Act, 1956 for item Nos. 5 is enclosed and forms part of this Notice.

REDIFF.COM INDIA LTD Regd. Office: 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016 ATTENDANCE SLIP Folio No. No. of Shares held I hereby record my presence at the Eighteenth Annual General Meeting of the Company being held at Registered Office at 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016 at 10.00 a.m. (IST) on Monday, 30th September, 2013. Signature of attending Member/Proxy Name: Note: A member/proxy holder attending the meeting must bring the Attendance Slip to the meeting and hand it over at the entrance duly signed. REDIFF.COM INDIA LTD Regd. Office: 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016 PROXY I/We, , of in the district of being a member/members of the above Company hereby appoint of in the district of or failing him of in the district of as my/our Proxy to attend and vote for me/us and on my/our behalf at the Eighteenth Annual General Meeting of the Company to be held on Monday, 30th September, 2013 at 10a.m.(IST) and at any adjournment thereof. Signed this day of 2013 Folio No. No. of Shares held Signature Affix Re. 0.15 Revenue Stamp This form is to be used in favour of* / against* the resolution. Unless otherwise instructed, the proxy will act as he thinks fit. * Strike out whichever is not applicable. Note: 1. The Proxy must be returned so as to reach the registered office of the Company not less than 48 hours before the time for holding of the aforesaid meeting. 2. A proxy need not be a member.